SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 Februaury, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 06 February 2015
Exhibit 1.2	Director/PDMR Shareholding dated 10 February 2015
Exhibit 1.3	Director/PDMR Shareholding dated 10 February 2015
Exhibit 1.4	Director/PDMR Shareholding dated 12 February 2015
Exhibit 1.5	Holding(s) in company dated 16 February 2015
Exhibit 1.6	Director/PDMR Shareholding dated 16 February 2015
Exhibit 1.7	Holding(s) in company dated 19 February 2015
Exhibit 1.8	Director/PDMR Shareholding dated 20 February 2015
Exhibit 1.9	Director/PDMR Shareholding dated 23 February 2015

Exhibit 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 6 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.) that they are to participate in the BP Annual Cash Bonus Deferral Plan. The company announces that on 6 March 2015, in accordance with the plan, the senior executives will acquire either the number of BP Ordinary Shares (ISIN number GB0007980591) at £4.45 per share or the number of ADSs (ISIN number US0556221044) at $40.45 per ADS shown against their respective names.  They will also be granted the number of Restricted Share Units shown against their respective names.  The Ordinary Shares, the ADSs and the Restricted Share Units are all subject to a three-year retention period and are expected to vest in early 2018.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr R Bondy	05 February 2015	27,687	52,241
Mr B Looney	05 February 2015	27,055	51,049
Mr H Schuster	05 February 2015	14,910	29,821
Mr D Sanyal	05 February 2015	21,065	39,747

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr R Fryar	05 February 2015	4,314	7,144
Mr A Hopwood	05 February 2015	4,336	7,470

The plan participants will be entitled to any dividends paid on the Ordinary Shares or ADSs.  In addition, they will be entitled to additional Ordinary Shares or ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

BP p.l.c. was also notified on 6 February 2015 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 4 February 2015 she sold 19,000 ADSs (ISIN number US0556221044) at $40.40 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified by the following senior executive whose name is listed below (a person discharging managerial responsibility in BP p.l.c.) that he is to participate in the BP Annual Cash Bonus Deferral Plan. The company announces that on 6 March 2015, in accordance with the plan, the senior executive will acquire the number of BP Ordinary Shares (ISIN number GB0007980591) at £4.45 per share shown against his name.  He will also be granted the number of Restricted Share Units shown against his name. The Ordinary Shares and the Restricted Share Units are all subject to a three-year retention period and are expected to vest in early 2018.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr M T Erginbilgic	9 February 2015	30,767	50,940

The plan participants will be entitled to any dividends paid on the Ordinary Shares.  In addition, they will be entitled to additional Ordinary Shares representing the value of reinvested dividends on those Restricted Share Units which vest.

BP p.l.c. was also notified on 10 February 2015 by Mr M T Erginbilgic, a person discharging managerial responsibility in BP p.l.c., that on 10 February 2015 he sold 70,000 BP ordinary shares (ISIN number GB0007980591) at £4.555 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised that on 10 February 2015 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5710 per share through participation in the BP ShareMatch UK Plan:-

Director

Dr B. Gilvary                                           68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy	68 shares
Mr B. Looney	68 shares
Mr D. Sanyal	70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified by Mr H L McKay (a person discharging managerial responsibility in BP p.l.c.) that on 11 February 2015 he was awarded Restricted Share Units equivalent to the number of ADSs (ISIN number US0556221044) shown below, at a price of $40.45 per ADS, under the BP Restricted Share Plan II. This is a conditional award, consisting of a mandatory and a voluntary deferred element. Both the mandatory award and voluntary award are matched on a one-for-one basis with Restricted Share Units. These awards of Restricted Share Units will vest depending on the Company's assessment of safety and environmental sustainability over a three year period, commencing on 1 January 2015 and ending on 31 December 2017. These performance conditions are consistent with the participant's grant letter under the BP Restricted Share Plan II. Mr H L McKay will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

Deferred Award (including matched shares)
ADS equivalents
Mr H L McKay	mandatory and voluntary awards	35,656 Restricted Share Units
	matching award	35,656 Restricted Share Units

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.5

BP p.l.c.  - Holding(s) in Company
BP p.l.c. - 16 February 2015
BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from UBS AG on 11 February 2015 of the information contained below:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	UBS Investment Bank UBS Group AG
4. Full name of shareholder(s) (if different from 3.):iv	UBS AG UBS AG London Branch UBS Limited
5. Date of the transaction and date on which the threshold is crossed or reached: v	09 February 2015
6. Date on which issuer notified:	11 February 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	No Previous Disclosure	No Previous Disclosure	-	-	595,270,928	-	3.26%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-	-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal		Delta
					-		-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
595,270,928				3.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
UBS Group AG is a group holding company for UBS Investment Bank business. Voting rights are held through its controlled undertakings as set out below.

UBS AG directly 15,612,342 (0.09%); and
              - directly through its branches: UBS AG London Branch- 579,375,601 (3.17%); and
                      - indirectly through its subsidiaries: UBS Limited- 282,985 (0.00%)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.6

BP p.l.c.  - Director/PDMR Shareholding
BP p.l.c. - 16 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility

The Company announces that on 11 February 2015, the following conditional share awards, and vesting of shares previously awarded, were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"). The Plan has two elements: the deferred matching element and the performance share element.

Award vesting:

The Deferred Matching Vesting 2011

Mr R W Dudley        84,297 ADSs

This is the vesting and release of the deferred and matched shares awarded in 2012 in respect of the 2011 bonus and includes dividend accrued on the award. These were subject to a review of safety and environmental performance over the three year period from 2012 to 2014.

Conditional award:

The Deferred Matching Award (including matched shares) - 2014

Mr R W Dudley	compulsory award	49,018 ADSs (conditional)
	voluntary award	49,018 ADSs (conditional)

Dr B Gilvary	compulsory award	176,576 ordinary shares (conditional)
	voluntary award	176,576 ordinary shares (conditional)

This is a conditional award consisting of one-third of a director's annual bonus which is required to be deferred into ordinary shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into ordinary shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2015 and ending on 31 December 2017. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2014. Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Performance Share Award 2015-2017

Mr R W Dudley	250,295 ADSs

Dr B Gilvary	685,246 ordinary shares

This is a conditional award pertaining to the 2015-2017 performance period. The number of ordinary shares/ADSs set out above is the maximum number which may vest under the Award. The actual number of ordinary shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2017. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2014. Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c. - Holding(s) in Company
BP p.l.c - 19 February 2015

BP p.l.c Holding(s) in Company

BP p.l.c. received confirmation from UBS AG on 18 February 2015 of the information contained below:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	UBS Investment Bank UBS Group AG
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	16 February 2015
6. Date on which issuer notified:	18 February 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Below Notifiable Threshold

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	595,270,928	595,270,928	-	-	Below Notifiable Threshold	-	Below Notifiable Threshold

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-	-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal		Delta
					-		-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Below Notifiable Threshold				Below Notifiable Threshold

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
-

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c - 20 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 19 February 2015, that the following senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 18 February 2015 as the result of the vesting of awards made under the BP Share Value Plan following a three year performance period and including additional ADSs representing the value of reinvested dividends on those ADSs which vested.

Mr R. Fryar	22,610
Mr A. Hopwood	26,063
Mrs K. Landis	18,435
Mr H.L. McKay	31,604

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c - 23 February 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 23 February 2015, that the following senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 20 February 2015 as the result of the vesting of awards made under the BP Share Value Plan following a three year performance period and including additional ordinary shares representing the value of reinvested dividends on those ordinary shares which vested.

Mr R. Bondy	187,601
Mr M.T. Erginbilgic	145,497
Mr B. Looney	130,996
Mr D. Sanyal	113,206
Mr H. Schuster	104,723

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 March 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary